Iswill Acquisition Corporation

533 Airport Boulevard, Suite 400
Burlingame, California 94010

May 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Iswill Acquisition Corporation
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-1 (File No. 333-230121)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, on behalf of Iswill Acquisition Corporation (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of our withdrawal of our Registration Statement on Form S-1 (File No. 333-230121) (the “Registration Statement”), because the Company has elected to abandon the transactions subject thereto. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely, /s/ Augustin Meloty-Kapella Augustin Meloty-Kapella
Chief Executive Officer